September 28, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:  Rufus Decker, Accounting Branch Chief

Re:	Safety Products Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the period ended June 30, 2007
File No. 333-127781

Dear Mr. Decker:

We have set forth below the response of Safety Products Holdings, Inc. (the “Company” or “we”) to each of the comments contained in the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 10, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 filed on March 27, 2007, and the Company’s Form 10-Q for the period ended June 30, 2007 filed on August 14, 2007.  For your convenience, we have repeated the Staff’s comments in italics below before our response.

1.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: The Company has provided additional disclosures and other revisions in its responses below where applicable.  The Company confirms that these additional disclosures and other revisions will be included in the Company’s future filings.

2.                                      Please disclose the types of expenses that you include in each of the following line items: cost of goods sold, distribution, selling, and general and administrative. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•                  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•                  in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as distribution, selling, or general and administrative expenses.

Response: The Company will incorporate the Staff’s comment in future filings.  Specifically, the Company will include the following additional disclosures:

Securities and Exchange Commission

September 28, 2007

1)              The MD&A will include the following separate disclosure related to expense classifications:

Expense Classifications

We include the following in each of the major expense categories:

Cost of Goods Sold — Primarily includes all direct and indirect costs related to our products including the following: raw materials, direct and indirect labor, including related benefits, overhead costs, inbound freight charges, receiving costs, inspection costs, purchasing costs, other internal transfer costs and cost of resale products.

Selling — Primarily includes all payroll and related benefits associated with sales and marketing employees, internal and external sales commission payments, marketing costs, advertising expenses and other miscellaneous selling expenses.

Distribution — Primarily includes all direct and indirect labor associated with distribution and related benefits, warehousing and freight-out costs and other miscellaneous distribution expenses.

General and Administrative — Primarily includes the following: finance and accounting, certain purchasing costs, information systems, human resources, legal, corporate overhead expenses and other miscellaneous administrative expenses.

2)              The Significant Accounting Policies footnote to the consolidated financial statements will include the following disclosure:

Purchasing

The Company records certain purchasing costs in general and administrative expenses. Such amounts were $824, $552, $381 and $1,014 for the year ended December 31, 2004, the period from January 1, 2005 through July 19, 2005, the period from July 20, 2005 through December 31, 2005 and the year ended December 31, 2006, respectively.

3)              The MD&A will include the following additional disclosure related to the calculation of gross profit:

Gross Profit

We calculate gross profit as the difference between our net sales and cost of goods sold. We do not include certain purchasing and distribution costs as a component of cost of goods sold. As a result, our gross profit may not be comparable to other entities who may present all of purchasing and distribution costs as a component of cost of goods sold.

3.                                      Throughout MD&A, you discuss GAAP amounts after excluding certain items. For example, on page 32, you discuss gross profit after excluding the impact of inventory purchase accounting adjustments. These amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions. These amounts also appear to be included in your earnings releases which are furnished under Form 8-Ks. Please provide all of the disclosures required by Instruction 2 of Item 2.02 of the Form 8-K.

Securities and Exchange Commission

September 28, 2007

Response: The Company will incorporate the Staff’s comment in future filings.  Specifically, the Company will make the following changes to the MD&A for the “Year Ended December 31, 2006 as Compared to Combined Year Ended December 31, 2005”:

Gross profit. Gross profit increased by $36.2 million, or 21.4%, from $169.5 million in 2005 to $205.7 million in 2006, primarily due to the $77.0 million, or 16.0%, increase in net sales. Our gross profit margin of 36.9% in 2006 was favorable to the 35.2% gross profit margin in 2005. In our general safety and preparedness segment, gross profit increased by $31.0 million, or 26.2%, from $118.2 million in 2005 to $149.2 million in 2006. This increase was primarily due to the overall net sales increase of $58.8 million, or 17.7%, improved margin realization in our North American operations (in part due to the favorable contribution of Fibre-Metal) and the favorable impact of lower inventory purchase accounting adjustments and LIFO charges from $4.5 million in 2005 to $1.7 million in 2006. In our fire service segment, gross profit decreased $1.1 million, or 4.0%, from $27.4 million in 2005 to $26.3 million in 2006 due to lower margin realization (in part due to the inherent lower margin of American Firewear products and product line integration costs), which was partially offset by the favorable impact of $1.3 million of lower inventory purchase accounting adjustments in 2006 relative to 2005. In our electrical safety segment, gross profit increased by $6.3 million, or 26.6%, from $23.9 million in 2005 to $30.2 million in 2006, primarily due to the $18.2 million, or 30.0%, increase in net sales, which was partially offset by lower margin realization in part due to the White Rubber plant integration and the unfavorable impact of $0.3 million of inventory purchase accounting adjustments in 2006.

Income from operations. Income from operations increased by $30.4 million, or 101.4%, from $29.9 million in 2005 to $60.3 million in 2006. Key variances in 2006 relative to 2005 include: (1) lower inventory purchase accounting charges of $4.5 million, (2) higher LIFO charges of $0.7 million (3) incremental amortization expense of $4.0 million related to purchase accounting, (4) lower management incentive compensation charges of $14.8 million, (5) a non-cash curtailment gain of $6.8 million recorded as a result of freezing our U.S. defined benefit plans and (6) restructuring charges related to plant consolidation and acquisition integration activities of $1.5 million. In our general safety and preparedness segment, income from operations increased by $18.6 million, or 67.0%, from $27.5 million in 2005 to $46.1 million in 2006, primarily due to higher net sales of $58.8 million, or 17.7%, favorable margin realization and the favorable impact of $6.3 million related to the key variances discussed above. In our fire service segment, income from operations decreased by $3.6 million, or 29.7%, from $12.0 million in 2005 to $8.4 million in 2006 primarily due to lower margin realization and the unfavorable impact of $0.3 million related to the key variances discussed above. In our electrical safety segment, income from operations increased by $2.0 million, or 16.1%, from $12.9 million in 2005 to $14.9 million in 2006, primarily due to higher net sales of $18.2 million, or 30.0%, which was partially offset by lower margin realization and the unfavorable impact of $0.9 million related to the key variances discussed above. Corporate expenses in 2005 consisted of $6.0 million of general and administrative expenses and $16.4 million of management incentive compensation expense related to the Norcross Transaction.  Corporate expenses in 2006 consisted of $7.4 million of general and administrative expenses and $1.6 million of management incentive compensation expense.  The increase in corporate general and administrative expenses of $1.4 million was primarily due to higher payroll, administrative expenses and professional fees.

Supplementally, please be advised the Company will incorporate similar revisions to the earnings releases which are furnished under Form 8-K.

Securities and Exchange Commission

September 28, 2007

4.                                      You state that you engaged independent appraisers to assist in determining the fair values of property, plant and equipment, inventories, and other intangible assets, including customer relationships, brand names, developed technology, favorable leaseholds and backlog. You received values from the appraisers, which have been included in the tables. Please identify each of the independent appraisers, or revise your disclosure to eliminate the reference to them.

Response: The Company will incorporate the Staff’s comment in future filings by eliminating the reference to independent appraisers in future filings. The Company will revise the disclosure as follows:

The Company determined the fair values of property, plant and equipment, inventories, and other intangible assets, including customer relationships, brand names, developed technology, favorable leaseholds and backlog. These fair values have been included in the above tables.

5.                                      Please provide further information regarding intangible assets recorded in material business combinations as required by paragraph 52 of SFAS 141.

Response: The Company will incorporate the Staff’s comment in future filings by adding the following additional disclosures within the Basis of Presentation footnote to the consolidated financial statements:

Of the $242,459 of acquired other intangible assets related to the Norcross Transaction, $89,579 was assigned to brand names that are not subject to amortization. The remaining $152,880 of acquired intangible assets have a weighted-average useful life of approximately 18.6 years. The intangible assets that make up this amount include customer relationships of $134,340 (20-year weighted-average useful life), technology of $15,180 (10-year weighted average useful life) and backlog of $3,360 (1-month weighted-average useful life).

Of the $41,130 of acquired other intangible assets related to the Fibre-Metal Transaction, $10,740 was assigned to brand names that are not subject to amortization. The remaining $30,390 of acquired intangible assets have a weighted-average useful life of approximately 13.8 years. The intangible assets that make up this amount include customer relationships of $24,150 (15-year weighted-average useful life), technology of $5,730 (10-year weighted average useful life) and favorable leaseholds of $510 (18-month weighted-average useful life).

Of the $9,530 of acquired other intangible assets related to the White-Rubber Transaction, $120 was assigned to brand names that are not subject to amortization. The remaining $9,410 of acquired intangible assets have a weighted-average useful life of approximately 15.7 years. The intangible assets that make up this amount include customer relationships of $9,200 (16-year weighted-average useful life) and brand names of $210 (1-year weighted-average useful life).

Supplementally, please be advised that the Company has not included these disclosures for the American Firewear Transaction and the NEOS Transaction, as both transactions were deemed immaterial to the consolidated financial statements.

6.                                      If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to customers and/or resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Response: The Company has two primary programs which provide consideration to customers. Specifically, the Company has rebate programs that provide customers with a discount based on the volume of purchases. Expenses related to rebate programs are recognized as a reduction of net sales.  Additionally, the Company has cooperative advertising programs. Expenses related to cooperative advertising programs

Securities and Exchange Commission

September 28, 2007

are recognized within operating expenses as selling expense. The Company believes that recognizing expenses for cooperative advertising programs within operating expenses is appropriate as the Company receives an identifiable benefit in exchange for the consideration and pays an amount equal to identified fair value as defined under EITF 01-9(9).  The Company will incorporate the Staff’s comment in future filings by adding the following disclosure within the Significant Accounting Policies footnote to the consolidated financial statements:

Sales Rebates

The Company considers all discounts or other consideration provided to customers as a result of purchase volumes as sales rebates. The expenses related to sales rebates are recognized as a reduction to sales. Sale rebates amounted to $1,781, $1,380, $1,590 and $3,514 for the year ended December 31, 2004, the period from January 1, 2005 through July 19, 2005, the period from July 20, 2005 through December 31, 2005 and the year ended December 31, 2006, respectively.

Cooperative Advertising Programs

The Company takes part in cooperative advertising programs with certain customers. The customers guarantee certain advertising based on the agreement between the Company and the customer in exchange for consideration from the Company. The expenses related to cooperative advertising programs are included within selling expenses. Cooperative advertising expense amounted to $1,817, $1,419, $881 and $2,468 for the year ended December 31, 2004, the period from January 1, 2005 through July 19, 2005, the period from July 20, 2005 through December 31, 2005 and the year ended December 31, 2006, respectively.

Supplementally, please be advised that there are no material estimates related to these programs that would require disclosure in the MD&A.

7.                                      Please disclose the levels of excess loss coverage by type of risk self-insured.

Response: The Company will incorporate the Staff’s comment in future filings by revising the disclosure within the Significant Accounting Policies footnote to the consolidated financial statements:

Insurance

U.S. employee medical costs are self-funded up to a specified individual claim limit.  The Company purchases specific stop loss insurance to insure the excess claim risk over $150 per claimant per year.  Insurance claim reserves for employee medical costs represent the estimated amounts necessary to settle outstanding claims, including claims that are incurred but not reported, based on the facts in each case and the Company’s experience with similar cases.  These estimates are continually reviewed and updated, and any resulting adjustments are reflected in income from operations.

8.                                      Please disclose the types of amounts included in the corporate column as well as the types of amounts included in the eliminations column for each period presented. Please also disclose why the corporate amounts were not allocated to the other reportable segments. Please also disclose what identifiable assets are included in the corporate column as of each balance sheet date. See paragraphs 31 and 32 of SFAS 131.

Response: The Company will incorporate the Staff’s comment in future filings by adding the following additional disclosure within the Segment Data footnote to the consolidated financial statements:

Securities and Exchange Commission

September 28, 2007

Corporate expenses include general and administrative expenses such as administrative, finance, human resources and legal, which are not directly associated with one of the reporting segments. In addition, the interest expense associated with the 11¾% senior pay in kind notes due 2012 is included within corporate expenses. Corporate assets primarily include the deferred financing costs associate with the 11¾% senior pay in kind notes due 2012 and Safety Products investment in Norcross.

The elimination column includes the elimination of intercompany net sales among the three operating segments and the elimination of investment in subsidiaries among Safety Products, Norcross and the various subsidiaries.

9.                                      Please clearly state, if true, that NSP Holdings Capital Corp.’s guarantee is full and unconditional. Please also disclose in this footnote, if true, that you, the parent company, have no independent assets or operations. Please help us understand how you determined you were not required to provide the condensed consolidating financial information required by Rule 3-10(e)(4) of Regulation S-X. Refer to Notes 2 and 3 to Rule 3-10(e)(4) of Regulation S-X.

Response: The Company respectfully advises the Staff that Rule 3-10(e)(4) of Regulation S-X is not applicable due to NSP Holdings Capital Corp. being a co-issuer of the 11¾% senior pay in kind notes due 2012. In accordance with the note to paragraph (b) of Rule 3-10(b), the Company has provided the disclosure required by that rule. In order to make the disclosure more clear and to incorporate the Staff’s comment in future filings, the Company will revise the Subsidiary Guarantor footnote to the consolidated financial statements as follows:

Safety Products and NSP Capital are co-issuers of the 11¾% senior pay in kind notes due 2012. Both Safety Products and NSP Capital have no independent assets or operations. NSP Capital is a 100% owned finance subsidiary of Safety Products. The 11¾% senior pay in kind notes due 2012 are not guaranteed by any subsidiary of the Company. The terms of the New Credit Facility significantly restrict Norcross from paying dividends and otherwise transferring assets to the Company. Further, the terms of the indenture governing its 9⅞% senior subordinated notes due 2011 significantly restrict Norcross and the Company’s other subsidiaries from paying dividends and otherwise transferring assets to the Company, except for ordinary course operating expenses.

10.                               Please tell us how you determined it was appropriate to exclude seller transaction expenses from your determination of income from operations. Refer to Rule 5-03(b)(9) of Regulation S-X.

Response: The Company has reviewed Rule 5-03(b)(9) of Regulation S-X and believes the seller transaction expenses should be classified as operating expenses.  Therefore, the Company will incorporate the Staff’s comment in future filings by reclassifying the seller transaction expenses to operating expenses. The seller transaction expenses will be shown as an individual line item on the face of the income statement within operating expenses. The Seller Transaction Expenses footnote to the consolidated financial statements will be revised as follows:

NSP Holdings incurred $4,646 in transaction expenses related to professional services during the January 1, 2005 through July 19, 2005 predecessor period.  The expenses were funded by the Predecessor from proceeds realized upon the consummation of the Norcross Transaction.  These costs are reflected within operating expenses as seller transaction expenses.

11.                               Please address the above comments in your interim filings as well.

Response: The Company confirms that it will incorporate the above comments in its future interim filings.

Securities and Exchange Commission

September 28, 2007

*   *   *   *   *

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (630) 572-8234.  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ DAVID F. MYERS, JR.
David F. Myers, Jr.
Executive Vice President, Chief Financial Officer, Secretary and Director

cc:           Carol Anne Huff, Kirkland & Ellis LLP